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                           General Motors Corporation
                                   Legal Staff
         Facsimile                                            Telephone
      (313) 665-4979                                       (313) 665-4927




November 27, 2006




James Lopez
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549-5546

Dear Mr. Lopez:

This is to confirm our conversation today that General Motors received the letter regarding its Form 10-K for 2005 dated September 29, 2006 on November 9. Please note that the facsimile number on that letter was incorrect; if the Staff wishes to communicate with us, the best fax number is 313-667-2371. Beginning December 1, GM's new Controller/Chief Accounting Officer will be Nicholas Cyprus.

We are currently gathering information to respond to the inquiries about our contacts with Syria and our operations in the Middle East and Africa, and plan to respond to the letter by December 15.

As I mentioned, we appreciate your offer to discuss our response before it is submitted, and we plan to call in early December to confirm that our proposed response will respond to your concerns.

Sincerely,


/s/
Anne T. Larin
Attorney


 MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000